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                                                        Facsimile (202) 457-6315

June 16, 2005                                           Jeffrey D. Haas
                                                        (202) 457-5675
                                                        jhaas@pattonboggs.com

Elaine Wolff, Esq.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

     Re:  MortgageIT Holdings, Inc.
          Registration Statement on Form S-11
          Commission File No. 333-125556

Dear Ms. Wolff:

     This letter is being transmitted to you on behalf of MortgageIT Holdings,
Inc. (the "REIT") in response to your letter dated June 15, 2005, regarding the
REIT's Registration Statement on Form S-11 (the "Registration Statement"), which was filed with the Securities and Exchange Commission on June 6, 2005.

     The Staff's comment contained in your June 15th letter is addressed below.

     1. As noted in your letter, the REIT paid a dividend of $0.44 per share for the period from August 4, 2004 through December 31, 2004 and $0.48 per share for the first quarter of 2005 (the "Dividends"). The Staff is advised that, for the reasons described below, no portion of the Dividends constituted a return of capital. As set forth in the Registration Statement, the REIT will elect and expects to qualify as a real estate investment trust for federal income tax purposes commencing with its taxable year ended December 31, 2004. Structured as a real estate investment trust, for federal income tax purposes, the taxable income or loss of the REIT's taxable real estate investment trust subsidiaries is not consolidated with the taxable income or loss of the REIT. Accordingly, the Dividends were determined based upon the REIT's taxable income (and not the consolidated income or loss of the REIT and its taxable real estate investment trust subsidiaries as reported in accordance with Generally Accepted Accounting
Principles). Also, for tax purposes, the Dividends have been

Elaine Wolff, Esq.
June 16, 2005

paid by the REIT from its actual or estimated taxable income and, therefore, properly were not treated as a return of capital. As such, we do not believe that the Registration Statement disclosure regarding the Dividends should be revised.

     Please do not hesitate to call the undersigned or Norman B. Antin if there are any comments or questions concerning the foregoing or if we can be of any further assistance.

                                                Sincerely yours,

                                                /s/ JEFFREY D. HAAS

                                                Jeffrey D. Haas

Enclosure

cc:      Jennifer Gowetski, Esq.
         Mr. Doug W. Naidus
         Jay L. Bernstein, Esq.
         Kathleen L. Werner, Esq.
         Norman B. Antin, Esq.